DC

No Act
P.E. 12-23-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016541

March 6, 2003

McDara P. Folan, III
Vice President,
Deputy General Counsel
and Secretary
R.J. Reynolds Tobacco Holdings, Inc.
P.O. Box 2866
Winston-Salem, NC 27102-2866

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 3/6/2003

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2002

Dear Mr. Folan:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to RJR by the Province of St. Joseph of the Capuchin Order. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Father Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, WI 53233

R J Reynolds Tobacco Holdings, Inc.

RECEIVED
2002 DEC 23 PM 5:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 23, 2002

212-326-3981
McDARA P. FOLAN, III
Vice President
Deputy General Counsel and Secretary

336-741-5162
Fax: 336-741-2998
E-Mail: folanm@rjrt.com

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

R. J. Reynolds Tobacco Holdings, Inc. (the "Company") has received a shareholder proposal requesting that the Company's Board of Directors (the "Board") establish a committee of independent directors (the "Committee") to determine the extent of the Company's past and present involvement in smuggling of its cigarettes throughout the world and to make certain recommendations of ways for the Company to ensure that it is not involved in any way with smuggling, money laundering and similar criminal activities. The proposal was submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934, as amended (the "Act"), by the Province of St. Joseph of the Capuchin Order (the "Proponent"). The proposal and its supporting material (the "Proposal") are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponent of its intention to omit the Proposal from its proxy statement and form of proxy for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

In accordance with Rule 14a-8, we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company omits the Proposal from the 2003 Proxy Materials. The date currently proposed for the annual meeting is April 30, 2003, although this date has not yet been approved by the Board.

The Proposal states:

> RESOLVED: shareholders request the Board to establish a Committee of independent directors to determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world. We recommend this Committee make appropriate recommendations to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

and accurately account for the source of the funds with which the cigarettes were purchased. We also recommend the Committee include recommendations ensuring the Company will not engage in any practices by which distributors, shippers, or wholesales [*sic*] can pay for the cigarettes in questions [*sic*] into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes. This Committee shall report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

The Company believes that it may omit the Proposal from the 2003 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations;

(ii) pursuant to Rule 14a-8(i)(10) because the apparent purposes and objectives of the Proposal have already been substantially implemented;

(iii) pursuant to Rule 14a-8(i)(3) because elements of the Supporting Statement are contrary to Rule 14a-9 of the Act which prohibits false or misleading statements in proxy materials;

(iv) pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the resolution; and

(v) pursuant to Rule 14a-8(i)(1) because the Proposal is improper under state law.

I. Grounds for Omission

A. The Proposal pertains to matters of ordinary business operations.

1. Litigation Strategy.

The Company believes that it may omit the Proposal under Rule 14a-8(i)(7) because it relates to the subject matter of litigation in which the Company has been named as a defendant. The Proposal not only requests that the Board form the Committee to investigate the Company's involvement in any past or present smuggling or money-laundering activities, but also would require the Committee to report its findings to shareholders prior to the Company's 2004 annual meeting of shareholders. The Proposal also recommends that the Company not permit distributors, shippers or wholesalers to pay for cigarettes in offshore corporations or bank accounts, presumably as a means of preventing Company involvement in smuggling or money-laundering activities. As the Proponent itself states in its supporting statement for the Proposal, the European Community and ten Member States have filed a civil lawsuit against the Company and certain of its subsidiaries (collectively, the "RJR Defendants"), alleging that the RJR Defendants have facilitated various money laundering schemes involving organized crime organizations in the European Community Member States and other countries around the world and violated U.S. sanctions regarding sales in Iraq. The RJR Defendants are also involved in other active legal actions involving allegations of smuggling and money laundering. If implemented, the Proposal would interfere significantly with the RJR Defendants' current litigation strategy in these actions and amount to an impermissible intrusion on the oversight of ordinary business operations by management and the Board of Directors.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[2] when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7). *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations found excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (Same).

The Proposal recommends that the Committee "determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world" and report its findings to the shareholders. The RJR Defendants are currently involved in two active lawsuits in which claims based on smuggling and/or money laundering have been asserted against them. In *The European Community v. RJR Nabisco, Inc. (2nd Cir. filed Sept. 30, 2002)* ("*European I*"), the European Community and ten Member States raised both smuggling and money laundering claims against the RJR Defendants. The District Court dismissed the complaint on legal grounds without making any determination of the merits of the

[2] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

claims. (See Annex B for a more detailed description of the grounds for dismissal.) The European Community and Member States have appealed the dismissal to the Court of Appeals for the Second Circuit where the case has been fully briefed and scheduled for oral argument in early 2003. In addition, the countries of Belize, Ecuador and Honduras each filed two complaints raising claims based on smuggling and money laundering against the RJR Defendants in *Republic of Honduras v. Philip Morris Companies, Inc. (11th Cir. filed June 10, 2002) ("Honduras")*. Each of those complaints were likewise dismissed on legal grounds and appeals were taken to the Court of Appeals for the Eleventh Circuit where the cases have been fully briefed and argued in December 2002 and the parties are awaiting a decision. In either *European I* or *Honduras*, if the RJR Defendants were to lose on appeal, the cases, including factual issues related to the allegations, would be tried.

In addition, as the Proposal itself notes, a complaint has been recently filed against the RJR Defendants, *European Community v. RJR Nabisco, Inc. (E.D.N.Y. filed October 30, 2002) ("European II")*, alleging that the RJR Defendants facilitated a money laundering scheme and seeking compensation for injuries ranging from currency devaluation to the inability to control national borders. This complaint has not yet been served on the RJR Defendants and the Company is in the initial stages of formulating its litigation strategy.

The Proposal requests that the Company investigate its "past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world" and would require it to publicly report its findings to shareholders. While the Company may well conduct an investigation as part of its litigation strategy, a requirement that it publicly report its findings is the equivalent of requiring the Company to surrender any control over its defense in this active litigation. The Company has, and plans to continue, to contest the allegations brought against the RJR Defendants in *European I* and *Honduras*, and will contest the allegations brought against the RJR Defendants in *European II.*

In addition, the Proposal itself essentially constitutes an attempt to have the Company admit in a report to shareholders that (1) any sale of cigarettes to a person who cannot fully and accurately account for the source of funds with which the cigarettes are purchased, and (2) any practice whereby distributors, shippers, or wholesalers can pay for the cigarettes into offshore corporations and bank accounts or other locations, each constitute involvement of the Company in illegal activities. The assumed relationship between these activities and the alleged violations of laws that the Proponent purports to be interested in enforcing are highly likely to be at issue in the litigation described above. With these assumptions imbedded in the Proposal, the Proposal appears designed not to address the issues that the Proponent purports to be concerned with, but is rather to cause the Company to admit that practices that may be necessary or appropriate for valid, legal business reasons will involve the Company in violations of laws. Clearly the Proponents are seeking to preempt the business judgment of the Company's management.

It is obvious that the Proposal deals with matters at the heart of the ongoing litigation and *European II* complaint discussed above. In effect, the Proposal recommends that the Company facilitate the goals of the opposing parties in these actions at the same time that the Company is defending itself in litigation on the very same issues. Being forced either to comply with the Proposal or to take a public position (or no position) in the 2003 Proxy Materials with respect to the Proposal and being required to publicly disclose findings and recommendations of a committee of the Board of Directors would improperly interfere with and otherwise adversely affect the Company's and/or RJR Defendants' litigation strategy in these cases.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Company and/or the RJR Defendants on decisions involving litigation strategy. Every company's management has a basic obligation to defend itself against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are lawsuits involving the Company, the RJR Defendants or one of their respective subsidiaries or affiliates on the very issues that form the basis for the Proposal. Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2003 Proxy Materials under (i)(7).

2. Choice of Distributors and Suppliers.

The Proposal recommends specific actions that the Company should take in its dealings with distributors, shippers and wholesalers in the course of its business. While presumably designed to serve the Proponents' interests related to smuggling and money laundering laws, the Proposal does not distinguish between legitimate business activities and activities that would violate those laws. The Staff has taken the position that matters relating to the distribution of a company's products relate to its ordinary business operations. The Staff has maintained that position even when a shareholder's proposal alleges that there may be an illegal element involved in the method of distribution. *See Citicorp* (January 8, 1997) (proposal, noting accumulation of large sums of money by Mexican politicians outside of Mexico and the negative effect of capital flight on developing countries, that board of directors of company prepare a report summarizing company's policies relating to monitoring capital transfers could be omitted under Rule 14a-8(c)(7) as relating to the conduct of the ordinary course of business of the company). Moreover, the Staff has taken the same position with a company's suppliers, agreeing that proposals attempting to restrict a company's suppliers are excludable under Rule 14a-8(i)(7), even when the proposals allege that the suppliers may be committing illegal or improper acts. *See, e.g., Hormel Foods Corporation* (November 19, 2002) (proposal that company determine what antibiotics are used by company's suppliers of livestock and that company enact plan to purchase livestock raised with limited use of antibiotics properly excludable as ordinary course of business); *Nike, Inc.*, (July 10, 1997) (proposal that board of directors of company report on whether the company's foreign independent contractors are in compliance with company's code of conduct excludable as relating to the ordinary course of business of the company); *Kohl's Corporation* (March 18, 1997) (proposal relating to concern regarding the use of child labor by the vendors of the company excludable as ordinary business operation).

The Proposal seeks to restrict management's ability to run the Company on a day-to-day basis as described above and also to "micro-manage" the Company by probing deeply into matters of a complex nature. Imposing the restrictions sought in the Proposal would clearly be a burden on the Company's business, and the decision to impose them is a complex one involving the weighing of a myriad of factors that are inherent in the management of the ordinary business of the Company. There are many valid and legal reasons that parties with which the Company does business might establish offshore corporations and bank accounts. Many large, respectable blue-chip companies use such tools as part of their strategies, for such purposes as tax planning and limiting liability. To simply say that all offshore interests are criminal in nature feeds on the image and sound-bites provided in popular fiction and film, when in fact offshore companies and accounts are not, *prima facie*, any more likely to be connected to illegality or criminal acts than companies or accounts set up in the United States. Implementation of the Proposal could require the Company to cease doing business with distributors solely because they use offshore bank accounts or corporations and would therefore permit shareholders to make a judgment that is reserved to the board of directors. Implementation of the Proposal may also require the Company to breach existing contracts with such parties.

Because the Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations, the matters should not be placed in the control of the Company's shareholders. The Company therefore believes that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7).

B. The purposes and objectives of the Proposal have been substantially implemented.

Clause (i)(10) allows a registrant to omit a proposal if the registrant has already substantially implemented the proposal. The Company believes that it may exclude the Proposal, which seeks the formation of the Committee in order to make recommendations (1) "to determine the extent of our Company's involvement directly or indirectly in any smuggling of its cigarettes throughout the world," (2) "to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully and accurately account for the source of the funds with which the cigarettes were purchased," and (3) "[to ensure] the Company will not engage in any practices by which distributors, shippers, or wholesales [*sic*] can pay for the cigarettes in questions [*sic*] into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes." When read in conjunction with the introductory paragraphs of the Proposal, which suggest that the Company and its affiliates are involved in smuggling, money laundering and violation of U.S. sanctions, it is clear that the underlying purpose and objective of the Proposal is to ensure that the Company is not involved in or connected to such illegal activities.

The Company and its subsidiaries have already expended significant resources and efforts to determine and establish methods to ensure that it is not involved in activities related to smuggling, money laundering and similar activities. The steps that have been taken to ensure that the Company and its subsidiaries are in compliance with laws applicable to their business operations and activities, including those that relate to smuggling and money laundering, include the following:

1. The Company has implemented legal compliance training and an annual certification program throughout the Company and its subsidiaries, pursuant to which every employee of the Company and its subsidiaries is required to certify annually their understanding of, and compliance with, the *RJR Standards of Business Conduct*, which provides in part, "[c]ompliance with applicable laws is a critical element of our ethical standards. All employees should understand those

laws which apply to them in the performance of their jobs and ensure that Company operations with which they are involved are conducted in conformity with those laws." The complete version of the *RJR Standards of Business Conduct* may be viewed on the Company's website (http:www.rjrholdings.com/) by clicking on "Inside the Company" and "Corporate Governance."

2. Company management has made periodic reports to the Audit Committee of the Board on the status of the Company's compliance with the *RJR Standards of Business Conduct.*

3. The Company's subsidiary, R. J. Reynolds Tobacco Company ("RJRT"), has implemented a policy of using the following provision in contracts for the sale of cigarettes to its direct buying customers in the U.S. domestic market, which is intended to prevent the sale or distribution of product intended for export in the U.S. domestic duty paid channels:

> Any direct buying customer who RJRT determines to be involved, directly or indirectly, in the sale or distribution of product not intended for the U.S. Domestic market, including, but not limited to the distribution of North American Duty Free product into U.S. Domestic non-duty free channels, will be taken off direct buying status and will forfeit any accrued and unpaid Partner's earnings.

4. RJRT has implemented a policy of including a number of provisions in new contracts for cigarettes with customers who purchase cigarettes from it for resale and consumption outside of the United States, including:

    (i) Buyer must represent and warrant that it has not in the past violated law, regulations or other governmental requirements in any jurisdiction through which it will transship or in which it will distribute or sell the cigarettes;

    (ii) Buyer must fully comply with all applicable laws of each jurisdiction through which the cigarettes are transshipped and in which the cigarettes are distributed and sold;

    (iii) Buyer must agree that it will not transship through, or import, export, distribute or sell the cigarettes in, any jurisdiction in violation of customs regulations, excise and other tax laws and other applicable laws;

    (iv) Buyer must certify that the cigarettes will be exported from the United States and will not be resold in, reimported to or transshipped through the United States. Buyer must also agree that it will not suffer others to resell the cigarettes in the United States; and

    (v) Buyer must agree that it will not transship, import, export, distribute or sell the cigarettes in violation of any U.S. law or regulation.

Because the clear purposes and objectives of the Proposal have already been substantially implemented, the Company believes that it may properly exclude it from the 2003 Proxy Materials under (i)(10).

C. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

Clause (i)(3) allows a registrant to omit a proposal if it or its supporting statement is contrary to Rule 14a-9 of the Act which prohibits false or misleading statements in proxy materials.

The Commission has interpreted Rule 14a-8(i)(3) (which permits exclusion of proposals that are "contrary to any of the Commissions proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials") to have several applications. One such application is that Rule 14a-8(i)(3) permits the omission of statements of fact that are unsupported must be supported by citing an authority or the proposal may be omitted unless they are revised by the proponent to provide citations and support. *See UST Inc.* (March 13, 2000) (requiring revision of proposal to include citations to statistical reports referred to by proponent); *RJR* (March 7, 2000) (requiring revision of proposal to include citations to reports referred to by proponent); *UST Inc.* (February 27, 2002) (requiring revision of proposal to include citations to the specific sources of quoted material). As set forth below, the Company believes that the Proposal contains two statements that are not properly supported and that such statements must be revised to comply with Rule 14a-8(i)(3) or the Company is entitled to exclude the Proposal from the 2003 Proxy Materials.

First, in the sixth paragraph of the Proposal, the Proponent states that "[w]hile the Company responded it has not been involved [in illegal activities], it reportedly continued selling cigarettes to people, including Michael Haenggi, who openly admitted reselling them to smugglers," without citing any supporting authority for such factual statement.

Second, the sentence immediately following the one set forth above in the sixth paragraph of the Proposal which states that "[s]ince [the Company's] denials, the lawsuits and allegations have increased" also has no citation to any supporting authority for such factual statement.

In addition, the Proposal itself is vague and misleading because shareholders voting on the Proposal would not be able to determine with any reasonable certainty what actions or measures the Company and the Committee would be required to take if the Proposal were implemented. The Staff has stated that when a proposal is "so inherently vague and indefinite" that shareholders voting on it would be unable to determine with any "reasonable certainty what actions the company would take under the proposal," the company may omit that proposal. *See, e.g.*, *Commonwealth Energy Corporation* (November 15, 2002) (allowing company to omit proposals requesting (i) that the board of directors provide an independent inspector for election meetings and ensure that, if election results are not then available, the out-going board may meet only to consider election or "emergency" issues until the new board is seated and (ii) that the company bylaws be amended to change the minimum authorized number of directors); *Procter & Gamble Company* (October 25, 2002) (allowing company to omit a proposal requesting that the board of directors establish a fund to provide, *inter alia*, legal help for persons made the subject of retaliation because they are stockholders of publicly-owned companies); *Wendy's International, Inc.* (February 6, 1990) (allowing company to omit a proposal requesting that the board of directors of the company eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future); *Joseph Schlitz Brewing Co.* (March 21, 1977) (allowing company to omit a proposal that would have required company to cease advertising on programs containing "excessive and gratuitous violence," reasoning that determination of what constitutes "excessive and gratuitous violence" is highly subjective).

The Proposal is similarly ambiguous and subjective. It requests that the Committee make recommendations "to *ensure* that our Company is not involved *in any way* in selling cigarettes in ways that *might assist* smuggling. . . ." (emphasis added). The terms "in any way," "might," and "assist" are open to many different interpretations. Furthermore, these statements are so broad as to encompass a virtually unlimited inquiry and, by virtue of the requirement to *ensure* the lack of involvement, would require the Company to in essence guarantee the outcome. Shareholders could not possibly guess what kind of resources the Company would be required to expend in order to make the inquiry necessary for the Committee to make such recommendations. The Proposal does not offer any guidance for shareholders to know what a vote in favor of this Proposal could mean for the Company's resources. For example, (1) is the Committee to be concerned with just the entities to whom it sells cigarettes or (2) does it need to investigate a plan in which the ultimate destination of each pack of cigarettes is tracked? The Proposal does not make any indication of which of these two widely divergent interpretations is sought.

Without a more objective statement regarding what the Committee is to investigate and make recommendations concerning, the Proposal would be subject to differing interpretations by shareholders, who would not be able to determine with reasonable certainty what the Proposal requests or when or how the requests would be satisfied. As a result, the shareholders would have an insufficient basis for making a reasoned and informed decision.

Because of these false and misleading statements and the fact that the Proposal itself is vague and ambiguous, the Company believes that it may properly exclude the Proposal pursuant to (i)(3).

D. The Company Lacks the Power to Implement the Proposal.

Clause (i)(6) allows a registrant to omit a proposal if the company would lack the power or authority to implement the proposal. The Proposal, though vague in its language, appears to ask the Committee, if formed, to consider and recommend such a breadth of activity of the Company as to render the task of the Committee impossible. As described in Section I.C. of this letter, the Proposal recommends that the Committee determine how the Company can be certain, i.e. "ensure" , that the Company is not involved "in any way" in selling cigarettes that "might assist" smuggling. The combination of these terms - "ensure," "in any way, "might," and "assist" - creates such a broad subject matter that it would place an impossible burden on the Committee when determining how the Company could comply with such a request. Would the Committee be required to investigate all of the activities of persons and entities throughout the entire chain of cigarette transactions, including persons and entities that the Company has no way to identify? It is difficult to understand how the Company could be required to enforce laws against persons who are beyond its control when entire governments with many resources at their disposal have not been successful in enforcing those same laws.

As the Company lacks the power to implement the Proposal as drafted, the Company believes that the Proposal may be properly omitted pursuant to (i)(6).

E. The Proposal is improper under state law.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is not a proper subject for action by shareholders under the laws of Delaware, under which the Company is incorporated, and therefore may be excluded from the Company's 2003 Proxy, because it would require actions by a Committee which infringe on the powers and responsibilities of the Company's Board of Directors.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Nothing in the DGCL or the Company's certificate of incorporation restricts the Board's authority in matters of forming committees, reviewing a committee's actions or providing reports to its shareholders. A committee's actions should be subject to the discretion of the Board of Directors. The Proposal provides, however, that, "[t]he Committee *shall* report its findings and recommendations to the shareholders prior to the 2004 annual meeting" (emphasis added). If approved, therefore, the Proposal would require the Committee to take actions that, under the DGCL, are reserved to the judgment of the Board.

The Staff has previously found basis under Rule 14a-8(i)(1) for exclusion of similar proposals. See, e.g., *UST Inc.* (March 13, 2000) (proposal requiring company to create a committee to investigate the policies and procedures used in the placement of the company's products in retail outlets and ensure that the products be out of the reach of consumers held to be impermissible under Rule 14a-8(i)(1)); *RJR Nabisco Holding Corp.* (February 23, 1998) (proposal mandating that the board of directors of the company establish an independent committee to determine the company's involvement in cigarette smuggling and to report its findings and recommendations impermissible under Rule 14a-8(i)(1)); *UST Inc.* (January 24, 1997) (proposal requiring that the board of directors establish an independent committee to study the alleged increase in use of "smokeless tobacco" by minors impermissible under Rule 14a-8(i)(1)).

Based on the foregoing, the Proposal, which mandates that "[t]he Committee shall report its findings and recommendations to the shareholders prior to the 2004 annual meeting," is excludable under Rule 14a-8(i)(1).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2003 Proxy Materials because (i) the Proposal relates to the conduct of the ordinary business operations of the Company and a subsidiary of the Company (*i.e.,* litigation strategy), (ii) the purposes and objectives of the Proposal have already been substantially implemented, (iii) the Proposal is false and misleading, (iv) the Proposal cannot be implemented due to a lack of power of the Company, and (v) the Proposal is improper under state law.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
R.J. REYNOLDS TOBACCO HOLDINGS, INC.

By: ______________________
McDara P. Folan III
Vice President, Deputy General Counsel
and Secretary

Attachment
cc w/att: Province of St. Joseph of
the Capuchin Order

<u>**Annex A**</u>

R.J. REYNOLDS

Report on Smuggling

WHEREAS, the European Commission filed a civil lawsuit in federal court in Brooklyn, NY in October, 2002, alleging R.J. Reynolds Tobacco International and related companies have been involved in laundering criminal proceeds in EU member countries and elsewhere through cigarette sales. The EU filed the suit "to obtain injunctive relief to stop the laundering of the proceeds of illegal activities and to seek compensation for losses sustained." (http://europa.eu.int/rapid/start/cgi/guesten.ksh?p_action.gettx=gt&doc=IP/02/1592%7CO%%7CRAPID&1g=EN&display)

The suit alleges our Company and Japan Tobacco "knowingly sell their products to organized crime, arrange for secret payments from organized crime, and launder such proceeds in the United States or offshore venues known for bank secrecy;"

It alleges the company has "laundered the illegal proceeds of members of Italian, Russian, and Colombian organized crime through financial institutions in New York City," and has "even chosen to do business in Iraq, in violation of U.S. sanctions, in transactions that financed both the Iraqi regime and terrorist groups;

At the same time, *The Wall Street Journal* featured its own investigative report stating our company may be or has been involved in selling "billions of Winstons and other American-brand cigarettes . . . inside Iraq." One Middle East distributor claims he built a thriving market in Iraq with the blessing of the former RJR unit" (10/31/02),

At the same time, *The Los Angeles Times* (11/10/02), told how, in the early 1990s, the company amassed more than $600 million in revenue and more than $100 million in profit from contraband sales, according to Canadian authorities. While an "obscure unit of R.J. Reynolds pleaded guilty to a smuggling-related offense and paid $15 million in fines," the Company denied involvement,

Since 1997 this resolution's proponents have asked the company to report to shareholders on the matter. While the Company responded it has not been involved, it reportedly continued selling cigarettes to people, including Michael Haenggi, who openly admitted reselling them to smugglers. And, since its denials, the lawsuits and allegations have increased. Therefor . . .
RESOLVED: shareholders request the Board to establish a committee of independent directors to determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world. We recommend this Committee make appropriate recommendations to ensure that our Company is not involved in any way in selling cigarettes in ways that might assist smuggling and that it not sell cigarettes to any distributor or any other person who cannot fully and accurately account for the source of the funds with which the cigarettes were purchased. We also recommend the Committee include recommendations ensuring the Company will not engage in any practices by which distributors, shippers, or wholesales can pay for the cigarettes in questions into offshore corporations and bank accounts or other locations that limit the ability of governments to track the sale of cigarettes or payment for said cigarettes. This Committee shall report its findings and recommendations to the shareholders prior to the 2004 annual meeting.

Annex B

SUMMARY OF OUTSTANDING SMUGGLING AND MONEY LAUNDERING CASES IN WHICH THE COMPANY IS NAMED AS A PARTY

The European Community v. RJR Nabisco, Inc., Nos. 02-7330 and 02-7325 (2d Cir. filed Sept. 30, 2002)

On November 3, 2000, the EC filed suit in the Eastern District of New York against RJR Nabisco, Inc., R.J. Reynolds Tobacco Company, R.J. Reynolds Tobacco International, Inc., Nabisco Group Holdings Corp., RJR Nabisco Holdings Corp., and R.J. Reynolds Tobacco Holdings, Inc. as well as against several Philip Morris entities (the "First Action"). The plaintiffs asserted claims under Federal RICO and various common law causes of action and sought to recover damages for foreign taxes, customs duties, and law enforcement expenses allegedly lost as a result of contraband activities in the EC's Member States as well as injunctive relief to enforce foreign tax laws. On July 18, 2001, the Court dismissed the EC's First Action in its entirety for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6), and denied the EC's motion to amend. The Court found that the EC had failed to allege that it had been injured as a result of the defendant's alleged conduct. On August 6, 2001 the EC, joined by ten Member States, filed a new Complaint which was virtually identical to the First Action. On November 9, 2001 the plaintiffs filed an Amended Complaint which sought to correct technical errors in the August 6, 2001 complaint but otherwise was substantially the same. On February 19, 2002, the Court dismissed the Amended Complaint. The District Court saw plaintiffs' Complaint as predicated on two grounds: smuggling and money laundering. Relying on the opinion of the Court of Appeals for the Second Circuit opinion in *Attorney General of Canada v. R.J. Reynolds Tobacco Holdings, Inc.*, 268 F.3d 103 (2d Cir. 2001), the court dismissed, with prejudice, the smuggling related claims because they are barred by the common law Revenue Rule which precludes countries from seeking to recover their taxes and tax collection-related costs in the courts of another country. The court dismissed, without prejudice, the claims arising from money laundering for failure to allege a causal connection between the money laundering allegations and the asserted injuries. The EC and ten Member States have appealed to the Court of Appeals for the Second Circuit to review the District Court's opinion. The case has been fully briefed before the Court of Appeals for the Second Circuit and oral argument will be scheduled on January 27, 2003.

The European Community v. RJR Nabisco, Inc., No. 02-5771 (E.D.N.Y. filed October 30, 2002)

The European Community and ten Member States have filed another action in the Eastern District of New York against RJR Nabisco, Inc., R.J. Reynolds Tobacco Company, R.J. Reynolds Tobacco International, Inc., RJR Acquisition Corp., Nabisco Group Holdings Corp., RJR Nabisco Holdings Corp., and R.J. Reynolds Tobacco Holdings, Inc. The Complaint alleges that the defendants facilitated a money laundering scheme which injured the plaintiffs and, relying on those allegations, asserts claims under the Federal RICO statute and various common law causes of action. The plaintiffs seek compensation for injuries ranging from currency devaluation to the inability to control their borders. The Complaint has not yet been served on any of the named defendants.

Republic of Honduras v. Philip Morris Companies, Inc., No. 02-11735-GG (11th Cir. filed June 10, 2002).

On June 5, 2000, Ecuador commenced the first of the six actions consolidated in this appeal, filing a complaint in state court in Miami to recover lost tax revenues and related costs resulting from an alleged scheme to smuggle cigarettes into Ecuador. The Complaint named as defendants R.J. Reynolds Tobacco Company, RJR Nabisco, Inc., RJ Reynolds Tobacco International, Inc., Nabisco Group Holdings Corp., RJR Nabisco Holdings Corp., and R.J. Reynolds Tobacco Holdings, Inc. as well as one individual and several Philip Morris, British American Tobacco and Liggett entities. For nearly a year Ecuador's complaint remained unserved. Then in April 2001, Ecuador effected service, and, within three weeks, its counsel also filed and served identical complaints on behalf of Honduras and Belize, changed only by substituting "Honduras" or "Belize" for "Ecuador." Defendants removed all three cases to the United States District Court for the Southern District of Florida based on the federal common law of foreign relations. While remand motions were pending, each plaintiff amended its Complaint to add various federal RICO counts and also filed its Amended Complaint as a new federal court action to resolve any jurisdictional defect in the removed action. The District Court dismissed all six Complaints, concluding that the common law Revenue Rule barred claims by foreign governments to recover foreign taxes and damages for derivative injuries in U.S. courts, and that maintenance of the suits would impermissibly interfere with the functions of the political branches of government. The case has been fully briefed before the Court of Appeals for the Eleventh Circuit and oral argument was held on December 10, 2002.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2002

The proposal requests that the board establish a committee of independent directors to determine the company's direct or indirect involvement in cigarette smuggling and to reports its findings and recommendations.

There appears to be a basis for your view that RJR may exclude the proposal under rule 14a-8(i)(7) as relating to RJR's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if RJR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RJR relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor